

Mail Stop 4561

June 1, 2016

Michael S. Dell
Chairman of the Board and Chief Executive Officer
Denali Holding Inc.
One Dell Way
Round Rock, Texas 78682

Joseph M. Tucci
Chairman of the Board and Chief Executive Officer
EMC Corporation
176 South Street
Hopkinton, Massachusetts 01748

> **Re:** **Denali Holding Inc.**
> **Amendment No. 5 to Registration Statement on Form S-4**
> **Filed May 24, 2016**
> **File No. 333-208524**
>
> **EMC Corporation**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed May 24, 2016**
> **File No. 001-09853**

Dear Messrs. Dell and Tucci:

We have reviewed your amended filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Unless we note otherwise, our references to prior comments are to comments in our May 19, 2016 letter.

Please respond to this letter by amending your filings and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Risk Factors

Risk Factors Relating to Denali's Proposed Tracking Stock Structure

"The NYSE has proposed new listing standards for a tracking stock…," page 67

1.   Please revise the risk factor caption to identify a specific risk to shareholders. Further, please discuss the impact on the merger and EMC shareholders if the Class V Common Stock is not approved for listing on the NYSE.

Denali Unaudited Pro Forma Condensed Combined Financial Statements, page 285

2.   We note from your response to prior comment 2 that you do not expect the taxes and other costs that Denali and EMC will incur on a combined basis as a result of any repatriation will be material to the pro form results of the combined company. Please confirm whether EMC expects to incur taxes on a standalone basis. Tell us whether you anticipate such amounts will be material to EMC on a standalone basis and if so, revise to disclose the estimated tax or range of tax that EMC anticipates incurring as a result of repatriation.

3.   You state in your response to prior comment 2 that your conclusion that no material tax liability would be incurred as a result of a repatriation is premised on an analysis of the tax attributes and tax profiles of Denali and EMC on a combined basis. It appears that EMC must make available a certain amount of cash on hand prior to closing of the merger. Please explain why it is appropriate to analyze the tax attributes and tax profiles on a combined basis rather than on standalone basis given the repatriation will occur prior to the merger.

4.   We note on page 196 that Morgan Stanley performed a discounted cash flow analysis, which was designed to provide an implied value of EMC. Among the assumptions used was a 15% incremental repatriation tax rate on cash generated offshore, which rate was based on management's guidance. Please explain the basis for the assumed incremental repatriation tax rate of 15% and how the facts changed such that no material tax liability would now result.

Denali Holdings Inc. – Notes to Audited Consolidated Financial Statements

Note 20 – Subsequent Events, page F-66

5.   Please disclose the maturity dates and interest rates for each series of the First Lien Notes discussed in this note. We refer you to ASC 855-10-50-2(b).

Part II Information Not Required In Prospectus

Item 21. Exhibits and Financial Statement Schedules, page II-2

Exhibits 8.1 and 8.2

6.   It appears that you have elected to file long-form tax opinions as exhibits 8.1 and 8.2 to the registration statement. As such, please file revised tax opinions to explain counsels' reasons for rendering "should" opinions. Refer to Section III.C.4 of Staff Legal Bulletin No. 19 for guidance.

        You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587, or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ji Shin, Attorney-Advisor, at (202) 551-3579, or in her absence, me at (202) 551-3457. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

                                        Sincerely,

                                        /s/ Maryse Mills-Apenteng

                                        Maryse Mills-Apenteng
                                        Special Counsel
                                        Office of Information Technologies
                                        and Services

cc: Richard Capelouto, Esq.
        Simpson Thacher & Bartlett LLP

        Margaret A. Brown, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP